Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, March 17, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market in general that it has been taking preventive and mitigating measures in line with the guidelines established by the national and international authorities aiming at minimizing, as much as possible, eventual impacts from the COVID-19 pandemic, popularly known as the novel coronavirus, with regard to the safety of the people and to the continuity of its businesses.

Amongst the measures adopted internally, and until deemed as pertinent to the social context, stand out:

•	Adoption of home-office practice in all operational units in Brazil, as well as national and international offices, as much as possible;
•	Total closure of the corporate office in São Paulo, with 100% of the respective professionals in home-office mode;
•	Blocking site visits and national and international business trips;
•	Adoption of quarantine, in case of identification of employees (own or third-party) with risk of contamination;
•	Intensification of personal hygiene procedures.

For the purpose of structured management of the topic, the Company has already internally activated its Crisis Management Team to guarantee coordinated actions for risk minimization and for contingency and business continuity plans.

The Company informs that, to date, there have not been any COVID-19 cases amongst its employees (own or third-party) and that its operations in Brazil and abroad are not impacted, thus operating normally. Nevertheless, given the Company is exposed to operational risks arising from the health conditions of its own and third-party employees, as well as being subject to legal restrictions that might be imposed due to the COVID-19 pandemic, it is not possible to guarantee that it will not be impacted.

The Company also informs that it does not foresee up to date, and as far as possible, impacts due to COVID-19 on its Financial Statements or which applies to changes on its economic estimates disclosed to the market.

Suzano believes that it is only good for the Company if it is good for the world. For this reason, our priority is to care about the health and integrity of our teams, their families and the whole society.

The company reiterates its commitment with transparency with its shareholders and investors and will keep them informed duly and opportunely in case of significant change of the impact of COVID-19 on Suzano according to the current legislation.

São Paulo, March 17, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer